Mail Stop 3561

      July 14, 2005


Randall K. Zanatta
President, Chief Executive Officer and Chairman
Golf Galaxy, Inc.
7275 Flying Cloud Drive
Eden Prairie, MN 55344

      Re:	Golf Galaxy, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed June 29, 2005
		File No. 333-125007

Dear Mr. Zanatta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Data, page 5
Other Financial Data, page 6
1. We have reviewed your response to comment 6 in our letter dated June 16, 2005 and continue to believe that your presentation of "Store contribution" and "Store contribution margin" is a prohibited non-GAAP measure. Absent your belief that it is probable that the financial impact of the recurring items will disappear or become immaterial within a near-term finite period, we would expect these measures to be removed from your document. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) issued June 13, 2003 (available at www.sec.gov).

Fiscal Year Ended February 26, 2005 (52 weeks) compared to Fiscal Year Ended February 29, 2004 (52 weeks), page 39
2. We have reviewed your response to comment 14 in our letter dated
June 16, 2005. Please note that the reference to gross margins was only an example and that the comment is directed at changes to all the financial statement line items. Please revise your document accordingly. Also note that the initial comment was issued to provide a reader with information needed to ascertain the likelihood that past performance is indicative of future performance. With respect to your concern regarding gross margins, we would encourage you to discuss, and quantify if possible, the factors outside of your direct control in conjunction with your discussion of the expected trends in your gross margin so that a reader has all the available information needed to make an informed decision.

Principal and Selling Shareholders, page 82
3. Please disclose whether any of the selling shareholders are
broker-dealers or affiliated with broker-dealers.   It appears
that
the selling shareholders may be acting as underwriters under section
2(a)(11) of the Securities Act of 1933. We may have further comments after you have provided additional information regarding the details of the offering, including the number of shares that will be sold by the selling shareholders.

Underwriting, page 94
4. We note your response to comment 24 in our letter dated June
16,
2005. Please provide additional disclosure about the directed share program on page 96 that will specify the class of "other related persons" to which you have referred.

Schedule II, Valuation and Qualifying Accounts, page II-4
5. We note your revision in response to comment 41 in our letter dated June 16, 2005. Either revise your schedule to present gross activity in your sales returns reserve or confirm that the amounts presented represent the gross activity.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or William Choi, Accounting Branch Chief, at (202) 551- 3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342 or me at (202) 551- 3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      					Assistant Director





cc:  John R. Houston
       Robins, Kaplan, Miller & Ciresi L.L.P.
       Via Fax (612) 339-4181

Randall K. Zanatta
Golf Galaxy, Inc.
July 14, 2005
Page 3